11/9

05012418

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consolidated Global Cable Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

FILE NO. 82- 2306 FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/9/05

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

ARLS 2-28-05

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Consolidated Global Cable Systems, Inc. (the "Company") will be held at the Boardroom, Suite 2760 - 200 Granville Street, Vancouver, British Columbia on the 29th day of August, 2005 at the hour of 10:00 in the morning, Vancouver time, for the following purposes:

1. To receive and consider the annual report of the Directors to the shareholders;

2. To receive and consider the audited financial statements of the Company for the year ended February 28, 2005, and the auditors' report thereon;

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the auditors' remuneration;

4. To determine the number of directors of the Company at four (4);

5. To elect Directors for the ensuing year;

6. To consider, and if thought fit, pass an ordinary resolution, by way of Disinterested Shareholder Approval, to approve a proposed stock option plan on the terms set forth in the information circular accompanying this Notice (the "Stock Option Plan") and the granting of incentive stock options to insiders of the Company, upon such terms and conditions set forth in the Stock Option Plan and at such prices, in such amounts and subject to such additional terms and conditions as may from time to time appear to the Board of Directors to be desirable and in the best interests of the Company, subject in all cases to the approval of the TSX Venture Exchange (the "TSX-V") and the discretion of the Board of Directors. Pursuant to TSX-V Policy 4.4, the foregoing Stock Option Plan must be approved by a majority of votes cast at the Meeting other than votes attached to securities beneficially owned by insiders of the Company and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Upon approval of the Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance under the Stock Option Plan. All such options are not transferable and will be subject to all necessary regulatory approvals.;

7. To consider, and if thought fit, approve an ordinary resolution of disinterested shareholders authorizing the amendment of stock options previously granted to insiders of the Company to decrease the exercise price to such price or prices as may be approved by the Board of Directors and acceptable to the TSX-V.

8. To consider, and if thought fit, pass a special resolution providing for the alteration of the authorized share structure of the Company;

9. To consider, and if thought fit, pass a special resolution providing for the increase of the post-consolidation authorized share structure of the Company.

10. To consider, and if thought fit, pass a special resolution providing for the change of name of the Company.

11. To consider, and if thought fit, approve a special resolution at the Meeting to delete in their entirety the existing Articles of the Company and the adoption of the new Articles in the form attached hereto.

12. To transact such other business as may properly come before the meeting.

An Information Circular, Form of Proxy, Notes to Proxy and Financial Statements for the fiscal year ended February 28, 2005 and Supplemental Mailing List Return Card also accompany this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE. THE PROXY WILL

NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA OF 510 BURRARD STREET, VANCOUVER, BC, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING. THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

Dated at Vancouver, British Columbia, this 3rd day of August, 2005.

BY ORDER OF THE BOARD
Stuart Wayne Rogers
Director & CFO

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

1. SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of Consolidated Global Cable Systems, Inc. (the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 10:00 AM on August 29, 2005 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.** To be used at this meeting, the completed Proxy Form should be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by the Board of Directors will be borne by the Company.

2. REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting); or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.

3. EXERCISE OF DISCRETION BY PROXIES

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes on any ballot that may be called for. **IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the Shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed herein.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized share structure consisting of 100,000,000 Common Shares without par value common shares (the "Common Shares") without par value, each share carrying the right to one vote. As of July 25, 2005, **4,874,901** Common Shares were issued as fully paid and non-assessable. The central securities register of the Company will not be closed, but the Board of Directors has fixed July 25, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting. A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
George Mainas, 2090 Novato Blvd., Novato, CA, 94947, USA	1,318,770	27.1%
Stuart Rogers, Coquitlam, BC	564,651	11.6%

6. VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of two persons present and being, or represented by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Under the Company's Articles and the *Business Corporations Act* (British Columbia), a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the resolutions referred to in the accompanying Notice of Meeting.

7. APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP , Chartered Accountants, 9th floor - 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3, as auditors of the Company to hold office until the next Annual General Meeting of shareholders. KPMG LLP have been auditors of the Company since July 12, 1990.

8. ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four (4) and to elect four (4) directors for the ensuing year.

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the *Business Corporations Act* (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR**

DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	**Present and if not a Current Director elected by Shareholders, Principal Occupation during the last five years**	**Date of Appointment as Director**	**Common Shares Beneficially Owned or controlled Directly or Indirectly**
Stuart Wayne Rogers, Coquitlam, BC, Director & CFO*	President of West Oak Capital Group, Inc., Director of InNexus Biotechnologies Inc., AVC Venture Capital Corpl & MAX Resource Corp.	February 4, 1991	564,651(3)
C. Hugh Maddin, West Vancouver, BC, Director*	President of Quadra Stone Company Ltd.; Director of Randsburg International Gold Corp. and Attwood Gold Corp.	January 10, 1996	138,960(1)
George Mainas, Novato, CA, USA, President & CEO	President of Mainas Development Corporation	October 19, 1989	1,318,770(2)
Thomas Wharton, Vancouver, BC, Director*	Independent Businessman and Director of Moving Bytes Inc. since December 1995	July 19, 2004	Nil

NOTES:

(*) Denotes member of audit committee
(1) These shares are held directly
(2) 1,203,258 of these shares are held indirectly, and 115,512 are held directly.
(3) 509,687 of these shares are held indirectly, and 54,964 are held directly.

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years. Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the central securities register maintained by the Company's transfer agent.

9. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at February 28, 2005, the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers"), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)[2]	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
George Mainas, CEO	2005[2]	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	46,515	Nil	Nil	Nil	Nil	Nil	Nil

(1) Perquisites and other personal benefits does not exceed the lesser of $50000 and 10% of the total of the annual salary and bonus of any of the named executive officers.

(2) Accrued but not paid

Long-Term Incentive Plan (LTIP) Awards

The following table sets out information with respect to all LTIP Awards granted to Named Executive Officers of the Company during the fiscal year ended February 28, 2005.

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights ("SAR'S") Granted During the Most Recently Completed Financial Year

In accordance with Policy 4.4 of the TSX Venture Exchange (the "TSX-V"), the directors of the Company will adopt a stock option plan (the "Stock Option Plan"), subject to shareholder and TSX-V approval. A copy of the Stock Option Plan is attached to this Information Circular as Schedule "A". The Stock Option Plan complies with the requirements of TSX-V Policy 4.4 for Tier 2 issuers. Under the Stock Option Plan, no more than 10%) of the issued and outstanding shares of the Company are proposed to be reserved for issuance on the exercise of stock options. Options are granted based on the assessment by the Board of Directors of the Company of the optionee's past and present contribution to the success of the Company. The exercise price of options shall be determined by the Board of Directors at the time the option is granted, provided that such price may be at a discount to market price but it will not be less than the Discounted Market Price as defined in the TSX-V Policy 1.1. The options granted under the Stock Option Plan are not transferable and will not exceed a term of five years. In addition, the options must be exercised within (i) 30 days after the option holder ceases to be a director or an employee of the Company, and (ii) such number of days following the death of the optionee as is specified in each optionee's option agreement provided that this period shall not exceed one year from the Optionee's death.

Options and Stock Appreciation Rights ("SAR's") Granted During the Most Recently Completed Financial Year

The Company did not grant stock options under the Company's Stock Option Plan or otherwise or award any SAR's during the most recently completed financial year to the Named Executive Officers.

The Company does not have a pension plan or other defined benefit or actuarial plan.

Aggregated Option/SARs Exercises During the Most Recently Completed Financial Year

None of the Named Executive Officers and none of the directors held any stock options or SAR's in respect of the Company's shares during the most recently completed financial year.

During the year ended February 28, 2005, none of the Named Executive Officers and none of the directors exercised an stock options and SARs nor did any of the Named Executive Officers and directors of the Company hold any in-the-money stock options or SAR's at February 28, 2005.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officer.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Directors' Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.

The Company did not grant any stock options to the Directors during the most recently completed financial year.

10. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

11. INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein or set forth below.

12 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

13. MANAGEMENT CONTRACTS

Management functions of the Company are performed by George Mainas, who is employed by the Company as manager at a salary of $2,500 per month. Since the commencement of the Company's last completed financial year the Company has accrued the amount of $30,000 pursuant to this employment.

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

14. AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires that the Company, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company's audit committee is governed by an audit committee charter, a copy of which is attached as Schedule "B" hereto.

The Company's audit committee is comprised of three directors, Stuart Wayne Rogers, C. Hugh Maddin and Thomas Wharton . As defined in MI 52-110, Stuart Wayne Rogers is not "independent" and C. Hugh Maddin and Thomas Wharton are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially lierate".

Since the commencement of the Company's most recently completed financial year, the Company's board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on exemptions in sections 2.4 or 8 of MI 52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follow:

Financial Year ending	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
February 29. 2004	$7,500	Nil	Nil	Nil
February 28, 2005	$7,500	Nil	Nil	Nil

The Company is relying upon the exemption in section 6.1 of MI 52-110.

15. PARTICULARS OF OTHER MATTERS TO BE ACTED ON

(a) Resolution to Approve Stock Option Plan

The TSX-V requires, under its incentive stock option policy, Policy 4.4, that all listed companies must adopt a stock option plan.

The shareholders of the Company will be asked to pass an ordinary resolution, by way of Disinterested Shareholder Approval, at the Meeting to approve the Stock Option Plan substantially in the form attached as Schedule "A" hereto authorizing the Directors to exercise their discretion from time to time to grant stock options to Directors, officers, employees and/or consultants or to vary existing stock options, all in accordance with the provisions of the Stock Option Plan, without further shareholder approval. Pursuant to TSX-V Policy 4.4, the foregoing Stock Option Plan must be approved by a majority of votes cast at the Meeting other than votes attached to securities beneficially owned by insiders of the Company and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. The Stock Option Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company. Upon approval of the Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares (less any stock options previously granted under other similar share compensation plans) for issuance under the Stock Option Plan. All such options are not transferable and will be subject to all necessary regulatory approvals. Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

(b) Resolution to Authorize Amendment to the Exercise Prices of Previously Granted Insider Options

The shareholders of the Company will be asked to pass an ordinary resolution of disinterested shareholders at the meeting authorizing the Directors to exercise their discretion from time to time to amend existing insider stock options or those which may be hereafter granted to insiders under the proposed stock option plan, to decrease the exercise price to such price or prices as may be approved by the Board of Directors and acceptable to the TSX-V, without further shareholder approval. Pursuant to TSX-V Policy 4.4, this resolution must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances.

Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

(c) Alteration of the Articles of the Company

The Company was incorporated under the former *Company Act* (British Columbia) (the "Former Act") and filed its existing Articles and former Memorandum of Incorporation under that legislation. The Former Act was recently repealed and was replaced with the *Business Corporations Act* (British Columbia) (the "New Act"). Because of this change, the Company was required and managed to undertake certain transitionary steps set out under the New Act, including filing a transition application, which, among other things, replaced its former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the New Act known as the "Pre-existing Company Provisions". The Company has determined that it is in its best interest to amend its existing Articles to harmonize with the new legislation. This step has not yet been completed and is sought to be addressed by adoption of the proposed new Articles.

The shareholders of the Company will be asked to pass a special resolution at the meeting approving the deletion in their entirety of the existing Articles of the Company, the adoption of the new Articles and the removal of all of the Pre-existing Company Provisions thereof. The text of the proposed resolution is set out as follows:

"Be it resolved, as a special resolution, that:

1. *Pursuant to sections 259 and 438 of the Business Corporations Act, the existing Articles of the Company be altered by deleting them in their entirety and by replacing them with new Articles in the form approved by the Directors and presented to the meeting. All reference therein to the application of the Pre-Existing Company Provisions shall be removed pursuant to section 442.1(3) of the Business Corporations Act.*

2. *The Directors be and are hereby authorized to in their absolute discretion and to make such other changes to the form of Articles as they deem appropriate and as may be required by the Registrar of Companies or regulatory authorities.*

3. *The Directors may, in their absolute discretion, elect not to implement the foregoing resolution.*

4. *This resolution shall not take effect until the Company's Notice of Articles has been altered to reflect the foregoing alterations to the Articles.*

5. *The solicitors of the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect such change."*

The Management of the Company recommends to the Shareholders that the resolution be passed.

(d) Share Consolidation, Increase in Authorized Share Structure, Alteration of Notice of Articles and Articles and Name Change

The shareholders will be asked to pass a special resolution providing for:

1. the alteration of the authorized share structure of the Company by consolidating all of the 100,000,000 common shares without par value, of which 4,874,901 are issued and outstanding, on the basis of 4 old common shares for one new common share, into 25,000,000 common shares without par value, of which 1,218,725 are issued and outstanding. No fractional common shares of the Company shall be issued in connection with the consolidation and the number of common shares to be received by a shareholder shall be rounded up or down to the nearest whole number of common shares in the event that such shareholder would otherwise be entitled to receive upon such consolidation.

2. an increase of the authorized share structure of the Company from 25,000,000 common shares without par value, or such other number as may result from the aforesaid share consolidation, to 100,000,000

common shares without par value, provided that such transaction shall apply only to the unissued common shares of the company and the same number of common shares which are issued and outstanding following completion of the aforesaid share consolidation will remain issued and outstanding following such increase in the authorized share structure of the Company.

3. a change of name of the Company from CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. to GLOBAL VENTURES CORP. or to such other name as the Directors in their absolute discretion may determine and regulatory authorities may permit and to make such other changes to the form of Notice of Articles and Articles as they deem appropriate and as may be required by the Registrar of Companies and that the Notice of Articles and Articles of the Company be altered accordingly.

The Directors may, in their absolute discretion, elect to vary the consolidation ratio or alter the name or they may elect not to implement the foregoing resolution.

The text of the proposed resolution is set out as follows:

"Be it resolved, as a special resolution, that:

1. Pursuant to section 54 of the *Business Corporations Act* (British Columbia), the authorized share structure of the Company be altered by consolidating all of the 100,000,000 common shares without par value, of which 4,874,901 are issued and outstanding, on the basis of 4 old common shares for one new common share, into 25,000,000 common shares without par value, of which 1.218,725 are issued and outstanding. No fractional common shares of the Company shall be issued in connection with the consolidation and the number of common shares to be received by a shareholder shall be rounded up or down to the nearest whole number of common shares in the event that such shareholder would otherwise be entitled to receive upon such consolidation.

2. Pursuant to section 54 of the *Business Corporations Act* (British Columbia), the authorized share structure of the Company be increased by increasing the number of authorized common shares without par value from 25,000,000 common shares without par value, to 100,000,000 common shares without par value, provided that such transaction shall apply only to the unissued common shares of the Company and the same number of common shares which are issued and outstanding following completion of the aforesaid share consolidation will remain issued and outstanding.

3. Pursuant to section 263 of the *Business Corporations Act* (British Columbia) the name of the Company be changed from CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. to GLOBAL VENTURES CORP.

4. Any director or officer of the Company is authorized and directed to sign all documents and to do all things necessary or desirable to effect such amendment including the filing of the Notice of Alteration to a Notice of Articles with the Registrar of Companies;

5. The Directors be and they are hereby authorized, in their absolute discretion to alter the consolidation ratio in these resolutions to such other consolidation ratio as the Directors in their absolute discretion may determine and regulatory authorities may permit, to alter the foregoing name to such other name as the Directors in their absolute discretion may determine and regulatory authorities may permit and to make such other changes to the Notice of Articles and Articles as they deem appropriate and as may be required by the Registrar of Companies.

6. The Directors may, in their absolute discretion, elect to vary the consolidation ratio or alter the name or they may elect not to implement the foregoing resolution."

In preparation for certain initiatives being considered by the Company to enhance Member liquidity and to attract equity financing in order for the Company to meet its working capital requirements and to fund any further acquisitions, Management of the Company considers it may be advisable to consolidate the Company's authorized share capital. It is Managements' further opinion that a consolidation of the Company's share capital on a four (4) old common shares for one (1) new common share basis (the "Consolidation Ratio") may be required in order to attract new equity investment in the Company whether it be through private or public markets.

Effect of Share Consolidation

If the share consolidation resolution is approved at the Meeting and is implemented by the Company:

1. each holder of issued pre-consolidation common shares will become entitled to receive such number of post-consolidation common shares as is equal to the number of pre-consolidation common shares held divided by the Consolidation Ratio; and

2. each option, warrant or other securities of the Company convertible into pre-consolidation common shares ("Pre-consolidation Convertible Securities") that have not been exercised or cancelled prior to the effective date of the implementation of the share consolidation resolution will be adjusted pursuant to the terms thereof on the same exchange ratio described above and each holder of Pre-consolidation Convertible Securities will become entitled to receive post-consolidation common shares pursuant to such adjusted terms.

If the share consolidation resolution is approved at the Meeting and the Board has determined that it is appropriate to implement such resolution, the share consolidation will become effective upon the filing by the Company of a Notice of Alteration to a Notice of Articles with the office of the Registrar of Companies in the Province of British Columbia. Upon such filing, each person who becomes entitled to receive post-consolidation common shares on the terms described above, will be immediately recorded as such on the central securities register of the Company. Each holder of Pre-consolidation Convertible Securities will be advised of the adjustments made to such securities pursuant to the terms thereof.

Exchange of Shares

The specific procedures for the deposit of certificates representing pre-consolidation common shares and the delivery of post-consolidation common shares will be set out in a Notice of Share Consolidation and Letter of Transmittal to be delivered to Members following the Company's determination to implement the share consolidation resolution. It is recommended that Members complete and return their Letter of Transmittal to the Company's registrar and transfer agent as soon as possible following receipt of same. Upon return of a properly completed Letter of Transmittal, along with certificates representing pre-consolidation common shares, certificates for the appropriate number of post-consolidation common shares will be distributed without charge.

No fractional post-consolidation common shares will be issued and no cash will be paid in lieu of fractional post-consolidation common shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half (½) or more being rounded to the next whole number.

The share consolidation resolution is a special resolution and, as such, the affirmative votes of not less than 75% of the shares represented at the Meeting, in person or by proxy, are required in order for the share consolidation resolution to be considered passed by Members.

Management of the Company recommends that Members approve this Special Resolution.

(e) Number of Directors

The Shareholders of the Company will be asked to pass an Ordinary Resolution to determine the number of directors of the Company at four (4). The Management of the Company recommends to the Shareholders that the resolution be passed.

(f) Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting. If any other matter properly comes before the

Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED as of this 3rd day of August, 2005.

BY ORDER OF THE BOARD

"Stuart Wayne Rogers"

"STUART WAYNE ROGERS"
CFO AND DIRECTOR

Schedule "A"

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

STOCK OPTION PLAN
(10% Rolling Plan)

Date Approved by Shareholders: ____________, 20___

Date Approved by TSX-V: ________________, 20___

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

STOCK OPTION PLAN

SECTION 1
GENERAL PROVISIONS

1.1 Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a) "Associate" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(b) "Board" means the Board of Directors of the Corporation;

(c) "Business Day" means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(d) "Common Shares" means the Common Shares of the Corporation;

(e) "Corporation" means **Consolidated Global Cable Systems, Inc.**;

(f) "Consultant" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g) "Consultant Company" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(h) "Directors" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(i) "Discounted Market Price" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(j) "Eligible Person" means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(k) "Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(l) "Investor Relations Activities" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(m) "Management Company Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(n) "Option" means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(o) "Optionee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(p) "Participant" means Optionees to whom Options have been granted;

(q) "Plan" means this **Consolidated Global Cable Systems, Inc.** Stock Option Plan;

(r) "Policy" means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(s) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(t) "Subsidiary" means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(u) "Take-over Bid" means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(v) "Termination Date" means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(w) "TSX-V" means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(x) "United States" means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(y) "U.S. Person" means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2 Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a) providing Eligible Persons with additional incentive;

(b) encouraging stock ownership by such Eligible Persons;

(c) increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d) encouraging Eligible Persons to remain with the Corporation or its Subsidiaries; and

(e) attracting new employees and officers.

1.3 Administration

(a) The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority to:

(i) grant options to purchase Common Shares to Eligible Persons;

(ii) determine the terms, limitations, restrictions and conditions respecting such grants;

(iii) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv) make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4 Shares Reserved

(a) The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the "Reserve"). The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan. No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(b) If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii) the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5 Limits with Respect to Consultants and Investor Relations

Notwithstanding any other provision herein, the maximum number of Options which may be granted to any one Consultant or persons employed in Investor Relations Activities in a 12 month period must not exceed 2% of the Corporation's issued and outstanding common shares at the time of grant and, if the Optionee is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Optioned Shares shall vest in any three month period.

1.6 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7 Amendment and Terminating

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b) With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

1.8 Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9 Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation. Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2
OPTIONS

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2 Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

2.3 Exercise of Option

(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b) Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

(c) Except as otherwise determined by the Board,

(i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable 90 days after the Termination Date. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii) notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable 30 days after the Termination Date;

(iii) if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

(d) Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

(e) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f) Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g) Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i) completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii) the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

2.4 <u>U.S. Restrictions</u>

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3
TAKE-OVER BIDS

3.1 <u>Take-over Bids</u>

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a) The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b) If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a "**Take-over Bid Notice**") to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c) If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the "**Specified Shares**") shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d) If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e) If:

(i) the Take-over Bid is not completed; or

(ii) all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f) If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g) In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4
MISCELLANEOUS PROVISIONS

4.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

4.2 Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any

Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

4.3 The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant. Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation's Common Shares.

<u>SCHEDULE "B"</u>

Consolidated Global Cable Systems, Inc.
1400 – 400 Burrard Street,
Vancouver, BC,
V6C 3G2

TO: _____________, 200__

<u>Re: Option Agreement</u>

You have been designated as an Eligible Person under the **Consolidated Global Cable Systems, Inc.** Stock Option Plan, a copy of which is enclosed with this letter (the "Plan"). All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein. Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a) Designated Number (the aggregate number of Common Shares which you may purchase under the Option): _____________

(b) Option Price (price per Common Share): $_____

(c) Expiry Date: ___________, 200__

(d) Vesting Date and Designated Quantity (the quantity of the Designated Number of Common Shares which you may purchase each year)

<u>Vesting Date</u>	<u>Designated Quantity</u>
Immediately after grant	All

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to ________________________ by ____________________________.

By signing and returning this letter to **Consolidated Global Cable Systems, Inc.**, you hereby covenant, represent, warrant and agree that:

(a) you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b) you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c) if you are a company, you have prepared, executed and delivered herewith a TSX-V form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d) if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Consolidated Global Cable Systems, Inc.
By:

______

I have read the **Consolidated Global Cable Systems, Inc.** Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

______________________________ (Signature of Witness)	SIGNATURE:______________________________
______________________________	NAME:______________________________
______________________________ (Address of Witness)	______________________________ (Date)

SCHEDULE "B"

NOTICE AND AGREEMENT OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of _______________ between **Consolidated Global Cable Systems, Inc.** and myself (the "Stock Option Agreement") as to ____________ Common Shares of **Consolidated Global Cable Systems, Inc.** (collectively, the "Option Shares").

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

________________________________	____________________________________
(Print Optionee's Name)	(Optionee's Signature)
________________________________	____________________________________
(Date)	(Address)

SCHEDULE "C"

NOTICE AND AGREEMENT
OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of _______________ between **Consolidated Global Cable Systems, Inc.** and myself (the "Stock Option Agreement") as to ____________ Common Shares of **Consolidated Global Cable Systems, Inc.** (collectively, the "Option Shares").

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name: ______________________________

Address: ______________________________

____

____

Tel: ______________________________

Fax: ______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

________________________________ (Print Optionee's Name)

________________________________ (Optionee's Signature)

________________________________ (Date)

________________________________ (Address)

Schedule "B"

AUDIT COMMITTEE CHARTER

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
(the "Company")

(Implemented pursuant to Multilateral Instrument 52-110 (the "Instrument"))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1 Definitions

In this Charter,

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*;

"Affiliate" means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Board" means the board of directors of the Company;

"Charter" means this audit committee charter;

"Company" means CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

"Control Person" means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"executive officer" means an individual who is:

a) the chair of the Company;

b) the vice-chair of the Company;

c) the President of the Company;

d) the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e) an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f) any other individual who performs a policy-making function in respect of the Company;

"financially literate" has the meaning set forth in Section 1.3;

"immediate family member" means a person's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"independent" has the meaning set forth in Section 1.2;

"Instrument" means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 *Continuous Disclosure Obligations*;

"non-audit services" means services other than audit services;

1.2 Meaning of Independence

1. A Member is independent if the Member has no direct or indirect material relationship with the Company.

2. For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3. Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

   a) a Control Person of the Company;

   b) an Affiliate of the Company; and

   c) an employee of the Company.

1.3 Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

PART 2

2.1 Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2 Relationship with External Auditors – The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditor;

b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c) reviewing audit progress, findings, recommendations, responses and follow up actions;

d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f) reviewing the evaluation of internal controls by the external auditor, together with management's response;

g) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h) annual approval of audit mandate.

3. The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4 De Minimis Non-Audit Services

1. The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b) the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. Every Member shall be a director of the issuer.

3. The majority of Members shall be independent.

4. Every audit committee member shall be financially literate.

PART 4

4.1 Authority

1. Until the replacement of this Charter, the Committee shall have the authority to:

a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b) to set and pay the compensation for any advisors employed by the Committee,

c) to communicate directly with the internal and external auditors; and

d) recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1 Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (*Disclosure by Venture Issuers)*.

PART 6

6.1 Meetings

1. The Committee shall meet at such times during each year as it deems appropriate.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

Consolidated Financial Statements of

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Year ended February 28, 2005
Year ended February 29, 2004

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Consolidated Global Cable Systems, Inc. as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
May 12, 2005

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets

		February 28, 2005		February 29, 2004
Assets				
Current assets:				
Cash	$	19,585	$	11,371
Amounts receivable		1,004		1,563
		20,589		12,934
Cable distribution licences (note 3)		-		1
	$	20,589	$	12,935
Liabilities and Shareholders' Deficiency				
Current liabilities:				
Accounts payable and accrued liabilities	$	36,708	$	53,724
Due to related parties (note 5)		226,729		206,851
		263,437		260,575
Shareholders' deficiency:				
Share capital (note 6)		7,482,010		7,358,260
Deficit		(7,724,858)		(7,605,900)
		(242,848)		(247,640)
	$	20,589	$	12,935

Going concern (note 1)
Commitments and contingencies (notes 4 and 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit

	Year ended February 28, 2005	Year ended February 29, 2004
Administrative expenses:		
Consulting (note 5)	$ 18,000	$ 18,000
Filing fees	7,445	4,413
Foreign exchange gain	(578)	-
Management fees (note 5)	30,000	32,635
Miscellaneous	608	241
Office	33,886	33,732
Printing	501	301
Professional fees	24,650	47,948
Transfer agent	4,446	4,752
Loss for the year	(118,958)	(142,022)
Deficit, beginning of year	(7,605,900)	(7,463,878)
Deficit, end of year	$ (7,724,858)	$ (7,605,900)
Basic and diluted loss per share (note 6(e))	$ (0.03)	$ (0.05)

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Cash Flows

	Year ended February 28, 2005	Year ended February 29, 2004
Cash provided by (used in):		
Operations:		
Loss for the year	$ (118,958)	$ (142,022)
Write-down of cable distribution licenses, an item not involving cash	1	-
Changes in non-cash operating working capital:		
Amounts receivable	559	85
Accounts payable and accrued liabilities	(17,016)	23,056
	(135,414)	(118,881)
Financing:		
Due to related parties	19,878	(115,643)
Issuance of shares	123,750	244,757
	143,628	129,114
Increase in cash	8,214	10,233
Cash, beginning of year	11,371	1,138
Cash, end of year	$ 19,585	$ 11,371

See accompanying notes to consolidated financial statements.

1. Going concern:

Consolidated Global Cable Systems, Inc. (the "Company") is governed by the British Columbia Corporations Act. Its principal business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To February 28, 2005, the Company has generated no revenue and has incurred significant operating losses. At February 28, 2005, the Company had a working capital deficiency and a shareholders' deficiency of approximately $243,000 (2004 - $248,000) and is subject to the litigation described in note 4. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, favorably resolve the litigation described in note 4, complete sufficient public equity financings, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis, which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licences to a nominal amount in a prior fiscal year and wrote-off the balance in fiscal 2005.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options to employees, directors and consultants under Exchange rules, as described in note 6(d). Compensation expense is recorded for stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options is credited to share capital, along with the original fair value of the related option.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned. Any changes therein are recognized over the period, and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of stock-based awards to employees is typically measured at the grant date and amortized over the vesting period.

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to the policy described above. Previously, the Company accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year (note 6(e)). Diluted loss per share is the same as basic loss per share as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectability of advances and the recoverability of costs relating to cable distribution licences. Actual results could differ from those estimates.

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the statement of operations for the year.

(h) Financial instruments:

The fair values of cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to their related party nature and the absence of a market for such amounts.

(i) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7), which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. To February 29, 2000, the Company had not yet completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licences.

3. Cable distribution licences (continued):

The Company also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company received a ten year licence for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria, which expired in 2004. No licences have been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia were as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and Union, and the uncertainty of recoverability of the deferred costs on the licences, the Company wrote down the carrying value of all of its cable distribution licences to a nominal amount in fiscal 1999 and wrote off the advances on cable distribution licences in fiscal 2000. In fiscal 2005, the Company wrote-off the residual nominal value of the cable distribution licenses. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US$250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US$2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US$200,000 has been paid by the Boston Group.

4. Advances on partnership agreement (continued):

The Boston Group had advanced the US$250,000 referred to above to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with US$550,000 advanced by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. On May 13, 2004, the Boston Group filed an appeal of the Court order. The outcome of this appeal and the outcome of arbitration, should the Boston Group choose to pursue arbitration, is not determinable at this time.

5. Due to related parties:

The Company was charged management fees of $30,000 (2004 - $32,635) by an officer and director, and consulting fees of $18,000 (2004 - $18,000) were paid to another officer and director during fiscal 2005.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, February 28, 2003	2,302,321	$ 7,113,503
Issued during the year:		
By way of a private placement	1,125,000	112,500
On exercise of warrants (note 6(c))	322,580	132,257
Balance, February 29, 2004	3,749,901	7,358,260
Issued during the year:		
On exercise of warrants (note 6(c))	1,125,000	123,750
Balance, February 28, 2005	4,874,901	$ 7,482,010

During fiscal 2004, the Company issued 1,125,000 units by way of a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.11 for one year.

(c) Share purchase warrants:

The continuity of share purchase warrants for fiscal 2005 and 2004 is as follows:

Expiry date	Exercise price	Balance February 29, 2004	Issued	Exercised	Expired	Balance February 28, 2005
November 18, 2004	$0.11	1,125,000	-	(1,125,000)	-	-
		1,125,000	-	(1,125,000)	-	-
Weighted average exercise price		$ 0.11	-	$0.11	-	-

6. Share capital (continued):

(c) Share purchase warrants (continued):

Expiry dates	Exercise prices	Balance February 28, 2003	Issued	Exercised	Expired	Balance February 29, 2004
November 28, 2003	$ 0.41	322,580	-	(322,580)	-	-
November 18, 2004	$ 0.11	-	1,125,000	-	-	1,125,000
		322,580	1,125,000	(322,580)	-	1,125,000
Weighted average exercise price		$ 0.41	$ 0.11	$ 0.41	-	$ 0.11

(d) Stock options:

Pursuant to the policies of the Exchange, the Company may grant incentive stock options to its officers, directors, employees and consultants. Exchange policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the closing price of the Company's shares on the day immediately preceding the date on which the option is granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

The Company did not grant any stock options during the years ended February 28, 2005 and February 29, 2004.

6. Share capital (continued):

(e) Loss per share:

(*i*) Basic:

	2005						2004				
		Loss attributable to common shareholders	Weighted average shares outstanding		Per share amounts		Loss attributable to common shareholders	Weighted average shares outstanding		Per share amounts
Calculation of basic loss per share	$	118,958	4,154,081	$	0.03	$	142,022	2,664,216	$	0.05

(*ii*) Diluted:

As the effect of dilutive securities on basic loss per share is anti-dilutive, diluted loss per share is the same as basic loss per share. However, if diluted loss per share had been presented, for the year ended February 29, 2005, nil options (2004 - nil options) and nil warrants (2004 - 1,125,000 warrants) would not have been included in the calculation of weighted average common shares outstanding for purposes of diluted per share amounts, as the exercise prices exceeded the average market price for the year.

7. Commitments and contingencies:

In addition to the commitments and contingencies in note 4:

(a) On August 31, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company was to contribute its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

7. Commitments and contingencies:

(a) (continued):

To date, the Company has received advances of US$100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US$350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

8. Income taxes:

Income tax expense (recovery) varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 35.6% (2004 – 35.6%) to loss before income taxes as shown in the following table:

	2005	2004
Computed taxes (recoveries) at Canadian federal and provincial tax rates	$ (42,349)	$ (50,560)
Change in valuation allowance	(448,406)	(242,145)
Expiry of losses	490,755	292,705
Income tax expense	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets:		
Losses carried forward	$ 739,641	$ 1,188,047
Total future income tax assets	739,641	1,188,047
Valuation allowance	(739,641)	(1,188,047)
	$ -	$ -

At February 28, 2005, the Company has Canadian operating losses of approximately $2,077,643 that expire at various dates to 2015.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED FEBRUARY 28, 2005

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended February 28, 2005. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at June 28, 2005.

Overview

Consolidated Global Cable Systems, Inc. (the "Company") is currently designated as inactive by the TSX Venture Exchange (the "TSX-V") and trades on the NEX board of the TSX-V under the symbol "GCS.H".

During the period under review, the Company has reviewed a number of potential investment opportunities on an international basis, primarily in the resource exploration sector, with a view to securing a project of merit. A number of properties were considered during the period, but the Company was unable to finalize any agreements.

In June 2004, the Company was notified by legal counsel in California that an appeal has been filed with the U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to the legal proceeding against the Company that had previously been initiated by the Boston Telecommunications Group, Inc. (the "Boston Group") in December 2002 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003 and management of the Company is of the opinion that this appeal is without merit.

At the Annual General Meeting of the Company held on August 27, 2004 the shareholders elected George A. Mainas, Stuart Rogers, C. Hugh Maddin and Thomas Wharton as Directors of the Company. Following the Annual General Meeting, the Directors re-appointed George Mainas as President and Patricia Rogers as Secretary.

Also at the Meeting, the shareholders approved a resolution authorizing a consolidation of the Company's share capital on a one new for four old (1:4) basis in conjunction with a change of name to "Global Venture Corp." or such other name as will be acceptable to the regulatory authorities.

The Directors may, in their absolute discretion, elect to vary the consolidation ratio or alter the name, or they may elect not to implement the consolidation or name change at all, as circumstances warrant. There is no plan to implement this share consolidation at the present time.

Results of Operations

Consulting fees of $18,000 incurred during the year ended February 28, 2005 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a Director of the Company for provision of ongoing administrative services.

Professional fees of $24,650 incurred during the year ended February 28, 2005 for legal and accounting fees declined from the $47,948 incurred during the same period a year prior. This was due to a reduction in legal fees during the current period from the amount incurred during the prior fiscal year with respect to the successful defence of an action brought by the Boston Group in December of 2002. This action was dismissed by the Federal Court for the District of San Francisco in June 2003 but was appealed by the Boston Group in June 2004, resulting in legal fees again being incurred by the Company with respect to this matter.

Management fees of $30,000 incurred during the year ended February 28, 2005 were reduced slightly from the $32,635 incurred during the same period a year prior as a result of changing the currency the fees are paid in from the U.S. dollar in previous years to the Canadian dollar this year.

During the year ended February 28, 2005, office expenses were relatively unchanged at $33,886 from the $33,732 incurred during the same period a year prior.

Transfer agent fees of $4,446 incurred during the year ended February 28, 2005 were relatively unchanged from the $4,752 incurred during the same period a year prior.

Printing expense of $501 was incurred during the year ended February 28, 2005 for printing of management proxy material mailed to the shareholders for the Company's Annual General Meeting held in August 2004. This compares to printing expense of $301 incurred during the year ended February 29, 2004.

Filing fees of $7,445 were incurred during the year ended February 28, 2005 for SEDAR fees and the Company's quarterly sustaining fees charged NEX board listed companies by the TSX-V, commencing in the fall of 2003. This compares to filing fees of $4,413 incurred during the year ended February 29, 2004 for SEDAR fees and the filing of a name change and private placement with the TSX-V.

Primarily as a result of a decrease in professional fees charged during the period, as referenced above, the Company's loss for the year ended February 28, 2005 was reduced to $118,958 from the $142,022 incurred during the year ended February 29, 2004.

Selected Annual Information

Year ended February 28/29	**2005**	**2004**	**2003**
Revenue	Nil	Nil	Nil
Loss before extraordinary items	$ 118,958	$ 142,022	$ 190,829
Per share	$ 0.03	$ 0.05	$ 0.08
Loss for the year	$ 118,958	$ 142,022	$ 190,829
Per share	$ 0.03	$ 0.05	$ 0.08
Total assets	$ 20,589	$ 12,935	$ 2,787
Long-term liabilities	Nil	Nil	Nil

The decrease in the loss in fiscal 2004 compared to fiscal 2003 was primarily due to a reduction in management fees and rent charges during the year ended February 29, 2004.

The further reduction in net loss to $118,958 during fiscal 2005 from the $142,022 incurred during fiscal 2004 was primarily due to a reduction in legal fees after the dismissal in June 2003 of the legal action brought by the Boston Group in December 2002.

Summary of Quarterly Results

	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	$39,326	$28,649	$27,086	$23,897	$41,410	$24,707	$51,204	$24,701
Per share	$0.008	$0.006	$0.007	$0.006	$ 0.011	$0.010	$0.022	$0.011

Quarterly losses during the year ended February 29, 2004 were relatively consistent with the exception of the second and fourth quarters of fiscal 2004 when additional legal fees were once again incurred in relation to the Boston Group lawsuit.

The losses for the second and third quarters of fiscal 2005 (the three month periods ended August 31, 2004 and November 30, 2004) of $27,086 and $28,649 respectively were consistent with the loss of $23,897 incurred during the first quarter of fiscal 2005. The loss during the fourth quarter of fiscal 2005 increased to $39,326 due to audit fees accrued during the period relating to the audit of the annual financial statements for fiscal 2005 and 2004.

Liquidity and Capital Resources

At February 28, 2005, the Company had a working capital deficiency of $242,848 and cash on hand of $19,585. This compares to a working capital deficiency of $247,641 and cash of $11,371 at the prior year-end of February 29, 2004.

Cash increased by $8,214 during the year ended February 28, 2005. This increase in cash and working capital during the period was the result of the receipt of $123,750 from the exercise of 1,125,000 share purchase warrants at $0.11 per share and advances from related parties of $19,878, offset by negative cash flow from operations of $135,414.

The Company will be required to raise additional funds to fund its ongoing operating expenses. Until such time as the appeal by the Boston Group is dismissed, the Company expects that it will be unable to raise additional equity capital and will remain dependent on advances from related parties in order to maintain its operating activities.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company in the future depends on the Company's ability to resolve the Boston Group claim and subsequently obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Related Party Transactions

During the year ended February 28, 2005, the Company accrued management fees totalling $30,000 to the President of the Company.

In addition, the Company accrued consulting fees of $18,000 to a private company controlled by the Chief Financial Officer of the Company for the provision of administrative services.

Changes in Accounting Policies

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to record stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus.

The Company previously accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

Investor Relations

No investor relations activities were undertaken during the period.

Equity Securities Issued and Outstanding

The Company had 4,874,901 common shares issued and outstanding as of June 28, 2005. No options or warrants were outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: foreign operations and foreign government regulations, competition, uninsured risks, capitalization requirements, commercial viability, and the requirement for obtaining permits and licenses for the Company's operations in the jurisdictions in which it operates.

ANNUAL GENERAL MEETING OF THE MEMBERS OF

Consolidated Global Cable Systems, Inc. (the "Company"), To be held at Suite 2760 – 200 Granville Street, Vancouver, BC, at 10:00 AM on the Monday day of August, 2005

The undersigned member ("Registered Shareholder") of the Company hereby appoints Stuart Wayne Rogers, a director of the Company, or failing him C. Hugh Maddin, a director of the Company, or failing him George Mainas, a director of the Company, or failing him Thomas Wharton, a director of the Company or in the place of the foregoing ____________ ____________________________________as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extend and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyhodler to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Proxy

Resolution (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular

No.	Resolution	For	Againt
1.	To determine the number of Directors at **four (4)**	______	______

No.	Resolution	For	Withheld
2.	To elect as Director Stuart Wayne Rogers	______	______
3.	To elect as Director C. Hugh Maddin	______	______
4.	To elect as Director George Mainas	______	______
5.	To elect as Director Thomas Wharton	______	______
6.	To appoint **KPMG LLP , Chartered Accountants** as Auditors for the Company	______	______

No.	Resolution	For	Against
7.	To receive the Report of the Directors of the Company	______	______
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To authorize the destruction of proxies at the expiration of 3 months from the *Meeting, or any adjournment or adjournments thereof.*	______	______
10.	To receive and approve the Financial Statements of the Company as at **February 28, 2005**, together with the Auditor's Report thereon	______	______
11.	To approve the Stock Option Plan	______	______
12.	To pass a special resolution providing for the alteration of the authorized capital of the Company	______	______
13.	to pass a special resolution providing for the increase of the post-consolidation authorized capital of the Company;	______	______
14.	To approve the adoption of the new Articles	______	______
15.	To pass a special resolution providing for the change of name of the Company;	______	______
16.	To transact such other business as may properly come before the Meeting.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

PRINT NAME: ______________________________

Date: ____________________

Number of Shares Represented By Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. **This form of proxy ("Instrument of Proxy")** *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **if executed by an attorney, officer, or other duly appointed representative**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by **Consolidated Global Cable Systems, Inc..**
4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.
5. ***A Registered Shareholder who is not able to attend the Meeting in person but who wishes to vote on the resolutions,*** *may do the following:*
   a. ***Appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   b. ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyhodler names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for, and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters whicdh may properly come before the Meeting as a the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in person, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or adjournment thereof or may be acted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is

Computershare Trust Company of Canada
Proxy Department, *510 Burrard Street*
Vancouver, BC, V6C 3B9
Fax: : 604 683-3694

Consolidated Global Cable Systems, Inc.

(the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:
Computershare Trust Company of Canada
Proxy Department, *510 Burrard Street*
Vancouver, BC, V6C 3B9
Fax: : 604 683-3694

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am the **BENEFICIAL** owner of __________ shares of the Issuer.

I confirm that I am the **REGISTERED** owner of __________ shares of the Issuer.

SIGNATURE OF SHAREHOLDER: ______________________

DATE: __________

CUSIP: 209278

SCRIP COMPANY CODE: __________

Consolidated Global Cable Systems, Inc.

(the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:
Computershare Trust Company of Canada
Proxy Department, *510 Burrard Street*
Vancouver, BC, V6C 3B9
Fax: : 604 683-3694

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am the **BENEFICIAL** owner of ____________ shares of the Issuer.

I confirm that I am the **REGISTERED** owner of ____________ shares of the Issuer.

SIGNATURE OF
SHAREHOLDER: ______________________

DATE: __________

CUSIP: 209278

SCRIP COMPANY CODE: __________

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Stuart Rogers, Chief Financial Officer of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification Of Disclosure In Issuer's Annual And Annual Filings*) of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. (the issuer) for the period ending February 28, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2005

"Stuart Rogers"

Chief Financial Officer

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, George Mainas, President of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification Of Disclosure In Issuer's Annual And Annual Filings*) of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. (the issuer) for the period ending February 28, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2005

"GEORGE MAINAS"

President

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MAY 31, 2005 AND 2004

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.

The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

May 31, 2005 and February 28, 2005

	May 31, 2005	Feb. 28, 2005 (audited)
Assets		
Current assets:		
Cash	$ 15,538	$ 19,585
Accounts receivable	788	1,004
	16,326	20,589
	$ 16,326	$ 20,589
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Accounts payable and accrued liabilities	$ 35,309	$ 36,708
Due to related parties (note 5)	246,234	226,729
	281,543	263,437
Shareholders' Deficiency:		
Share capital (note 6)	7,482,010	7,482,010
Deficit	(7,747,227)	(7,724,858)
	(265,217)	(242,848)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 16,326	$ 20,589

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three months ended May 31, 2005 and 2004

	2005	2004
Administrative expenses:		
Consulting	$ 4,500	$ 4,500
Filing fees	1,250	1,250
Management fees	7,500	7,500
Office	7,660	8,378
Printing	-	-
Professional fees	852	1,678
Transfer agent	607	591
Travel and promotion	-	-
	22,369	23,897
Loss for the period	22,369	23,897
Deficit, beginning of period	7,724,858	7,605,900
Deficit, end of period	$ 7,747,227	$ 7,629,797
Loss per share	$ 0.005	$ 0.006

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three months ended May 31, 2005 and 2004

	2005	2004
Cash provided by (used in):		
Operations:		
Loss for the period	$ (22,369)	$ (23,897)
Changes in operating working capital:		
Accounts receivable	216	(151)
Accounts payable and accrued liabilities	(1,399)	52
	(23,552)	(23,996)
Financing:		
Issue of shares	-	-
Due to related parties	19,505	20,000
	19,505	20,000
Increase (decrease) in cash position	(4,047)	(3,996)
Cash position, beginning of period	19,585	11,371
Cash position, end of period	$ 15,538	$ 7,375

See accompanying notes to consolidated financial statements.

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is governed under the British Columbia Corporations Act. Its principal business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To May 31, 2005 the Company has generated no revenues and has incurred significant operating losses. At May 31, 2005 the Company had a working capital deficiency of $265,217. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, favorably resolved the litigation described in note 4, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in a prior fiscal year and wrote off the balance during fiscal 2005.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options to employees, directors and consultants under Exchange rules, as described in note 6(d). Compensation expense is recorded for stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options is credited to share capital, along with the original fair value of the related option.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned. Any changes therein are recognized over the period, and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of stock-based awards to employees is typically measured at the grant date and amortized over the vesting period.

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to the policy described above. Previously, the Company accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(f) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(h) Comparative figures:

Certain of the prior periods figures have been reclassified to conform with the presentation adopted in the current period.

3. **Cable distribution licences:**

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company received a ten year licence with an expiry date of February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 1999. In fiscal 2005, the Company wrote-off the residual nominal value of the cable distribution licenses. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced the US $250,000 referred to above to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with US$550,000 advanced by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. On May 13, 2004, the Boston Group filed an appeal of the Court order. The outcome of this appeal and the outcome of arbitration, should the Boston Group choose to pursue arbitration, is not determinable at this time.

5. Due to Related parties:

During the three months ended May 31, 2005 the Company was charged management fees of $7,500 (2004 - $7,500) by an officer and director. During this same period, consulting fees of $4,500 (2004 - $4,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, May 31, 2004	3,749,901	$ 7,358,260
Shares Issued:		
On exercise of warrants	1,125,000	123,750
Balance, May 31, 2005	4,874,901	$ 7,482,010

During fiscal 2004, the Company issued 1,125,000 units by way of a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.11 for one year.

(c) Share purchase warrants:

The continuity of share purchase warrants is as follows:

Expiry date	Exercise price	Balance May 31, 2004	Issued	Exercised	Expired	Balance May 31, 2005
November 18, 2004	$0.11	1,125,000	-	(1,125,000)	-	-
		1,125,000	-	(1,125,000)	-	-
Weighted average exercise price		$ 0.11	-	$0.11 -	-	

There were no share purchase warrants outstanding at May 31, 2005.

(d) Stock options:

There were no stock options outstanding or exercisable at May 31, 2005.

7. Commitments and contingencies:

In addition to the commitments and contingencies in note 4:

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MAY 31, 2005

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the three month period ending May 31, 2005. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at July 26, 2005.

Overview

Consolidated Global Cable Systems, Inc. (the "Company") is currently designated as inactive by the TSX Venture Exchange (the "TSX-V") and trades on the NEX board of the TSX-V under the symbol "GCS.H".

During the period under review, the Company has reviewed a number of potential investment opportunities on an international basis, primarily in the resource exploration sector, with a view to securing a project of merit. A number of properties were considered during the period, but the Company was unable to finalize any agreements.

In June 2004, the Company was notified by legal counsel in California that an appeal has been filed with the U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to the legal proceeding against the Company that had previously been initiated by the Boston Telecommunications Group, Inc. (the "Boston Group") in December 2002 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003 and management of the Company is of the opinion that this appeal is without merit.

Results of Operations

Consulting fees of $4,500 incurred during the three month period ending May 31, 2005 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a Director of the Company for provision of ongoing administrative services.

Professional fees of $852 incurred during the three month period ending May 31, 2005 for legal and accounting fees decreased from the $1,678 incurred during the same period a year prior. This was due to a reduction in legal fees during the current period from the amount incurred during the prior fiscal year with respect to the successful defence of an action brought by the Boston Group in December of 2002. This action was dismissed by the Federal Court for the District of San Francisco in June 2003 but was appealed by the Boston Group in June 2004. As a result, the Company anticipates that legal fees will again be incurred by the Company with respect to this matter in the future.

Management fees of $7,500 incurred during the three month period ending May 31, 2005 were unchanged from the same period a year prior. During the three month period ending May 31, 2005, office expenses were reduced slightly to $7,660 from the $8,378 incurred during the same period a year prior.

Transfer agent fees of $607 incurred during the three month period ending May 31, 2005 were relatively unchanged from the $591 incurred during the same period a year prior.

Filing fees of $1,250 were incurred during the three month period ending May 31, 2005 for the quarterly sustaining fees charged NEX board listed companies by the TSX-V; this amount was unchanged from the same period a year prior.

As a result of the above, the Company incurred a loss for the three month period ending May 31, 2005 of $22,369 as compared to a loss of $23,897 incurred during the three month period ending May 31, 2004.

Summary of Quarterly Results

	Q1-05	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	$22,369	$39,326	$28,649	$27,086	$23,897	$41,410	$24,707	$51,204
Per share	$0.005	$0.008	$0.006	$0.007	$0.006	$ 0.011	$0.010	$0.022

Quarterly losses during the year ended February 29, 2004 were relatively consistent with the exception of the second and fourth quarters of fiscal 2004 when additional legal fees were once again incurred in relation to the Boston Group lawsuit.

The losses for the second and third quarters of fiscal 2005 (the three month periods ended August 31, 2004 and November 30, 2004) of $27,086 and $28,649 respectively were consistent with the loss of $23,897 incurred during the first quarter of fiscal 2005. The loss during the fourth quarter of fiscal 2005 increased to $39,326 due to audit fees accrued during the period relating to the audit of the annual financial statements for fiscal 2005 and 2004, as well as legal fees billed during the period for the Company's Annual General Meeting held in August, 2003 but not previously invoiced.

The loss during the first quarter of fiscal 2006 (the three month period ending May 31, 2005) of $22,369 was consistent with losses incurred during the first three quarterly fiscal periods of fiscal 2005.

Liquidity and Capital Resources

At May 31, 2005, the Company had a working capital deficiency of $265,217 and cash on hand of $15,538. This compares to a working capital deficiency of $242,848 and cash of $19,585 at the prior year-end of February 28, 2005.

Cash decreased by $4,047 during the three month period ended May 31, 2005. This decrease in cash during the period was the result of negative cash flow from operations of $23,552, offset by advances from related parties of $19,505.

The Company will be required to raise additional funds to fund its ongoing operating expenses. Until such time as the appeal by the Boston Group is dismissed, the Company expects that it will be unable to raise additional equity capital and will remain dependent on advances from related parties in order to maintain its operating activities.

Cash flow to date has not satisfied the Company's operational requirements. The development of the

Company in the future depends on the Company's ability to resolve the Boston Group claim and subsequently obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Related Party Transactions

During the three month period ended May 31, 2005, the Company accrued management fees totalling $7,500 to the President of the Company.

In addition, the Company accrued consulting fees of $4,500 to a private company controlled by the Chief Financial Officer of the Company for the provision of administrative services.

Changes in Accounting Policies

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to record stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus.

The Company previously accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

Investor Relations

No investor relations activities were undertaken during the period.

Equity Securities Issued and Outstanding

The Company had 4,874,901 common shares issued and outstanding as of July 26, 2005. No options or warrants were outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: foreign operations and foreign government regulations, competition, uninsured risks, capitalization requirements, commercial viability, and the requirement for obtaining permits and licenses for the Company's operations in the jurisdictions in which it operates.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, George Mainas, President of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Consolidated Global Cable Systems, Inc. (the issuer) for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005

"GEORGE MAINAS"

President

440987.v1

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Rogers, Chief Financial Officer of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Consolidated Global Cable Systems, Inc. (the issuer) for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005

"STUART ROGERS"

Chief Financial Officer

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

FINANCIAL STATEMENTS

FOR THE SIX AND THREE MONTH PERIODS ENDED AUGUST 31, 2005 AND 2004

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.

The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

August 31, 2005 and February 28, 2005

	August 31, 2005	February 28, 2005
		(audited)
Assets		
Current assets:		
Cash	$ 5,836	$ 19,585
Accounts receivable	388	1,004
	6,224	20,589
	$ 6,224	$ 20,589
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Accounts payable and accrued liabilities	$ 27,847	$ 36,708
Due to related parties (note 5)	269,287	226,729
	297,134	263,437
Shareholders' Deficiency:		
Share capital (note 6)	7,482,010	7,482,010
Deficit	(7,772,920)	(7,724,858)
	(290,910)	(242,848)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 6,224	$ 20,589

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three and six months ended August 31, 2005 and 2004

	Three Months August 31, 2005	Three Months August 31, 2004	Six Months August 31, 2005	Six Months August 31, 2004
Administrative expenses:				
Consulting	$ 4,500	$ 4,500	$ 9,000	$ 9,000
Filing fees	3,795	3,695	5,045	4,945
Management fees	7,500	7,500	15,000	15,000
Office	7,555	8,735	15,215	17,113
Printing	588	501	588	501
Professional fees	-	1,296	852	2,974
Transfer agent	1,755	859	2,362	1,450
Travel and promotion	-	-	-	-
	25,693	27,086	48,062	50,983
Loss for the period	25,693	27,086	48,062	50,983
Deficit, beginning of period	7,747,227	7,629,797	7,724,858	7,605,900
Deficit, end of period	$7,772,920	$7,656,883	$7,772,920	$7,656,883
Loss per share	$ 0.005	$ 0.007	$ 0.010	$ 0.013

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three and six months ended August 31, 2005 and 2004

	Three Months August 31, 2005	Three Months August 31, 2004	Six Months August 31, 2005	Six Months August 31, 2004
Cash provided by (used in):				
Operations:				
Loss for the period	$ (25,693)	$ (27,086)	$ (48,062)	$ (50,983)
Changes in operating working capital:				
Accounts receivable	400	(3)	616	(154)
Accounts payable & accrued Liabilities	(7,462)	(19,432)	(8,861)	(19,380)
	(32,755)	(46,521)	(56,307)	(70,517)
Financing:				
Issue of shares	-	27,500	-	27,500
Due to related parties	23,053	17,646	42,558	37,646
	23,053	45,146	42,558	65,146
Increase (decrease) in cash position	(9,702)	(1,375)	(13,749)	(5,371)
Cash position, beginning of period	15,538	7,375	19,585	11,371
Cash position, end of period	$ 5,836	$ 6,000	$ 5,836	$ 6,000

See accompanying notes to consolidated financial statements.

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is governed under the British Columbia Corporations Act. Its principal business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To August 31, 2005 the Company has generated no revenues and has incurred significant operating losses. At August 31, 2005 the Company had a working capital deficiency of $290,910. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, favorably resolved the litigation described in note 4, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. *Significant accounting policies:*

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries.

(b) *Cable distribution licences:*

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in a prior fiscal year and wrote off the balance during fiscal 2005.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options to employees, directors and consultants under Exchange rules, as described in note 6(d). Compensation expense is recorded for stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options is credited to share capital, along with the original fair value of the related option.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned. Any changes therein are recognized over the period, and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of stock-based awards to employees is typically measured at the grant date and amortized over the vesting period.

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to the policy described above. Previously, the Company accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(f) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(h) Comparative figures:

Certain of the prior periods figures have been reclassified to conform with the presentation adopted in the current period.

3. **Cable distribution licences:**

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company received a ten year licence with an expiry date of February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 1999. In fiscal 2005, the Company wrote-off the residual nominal value of the cable distribution licenses. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced the US $250,000 referred to above to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with US$550,000 advanced by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. On May 13, 2004, the Boston Group filed an appeal of the Court order. The outcome of this appeal and the outcome of arbitration, should the Boston Group choose to pursue arbitration, is not determinable at this time.

5. Due to Related parties:

During the three months ended August 31, 2005 the Company was charged management fees of $7,500 (2004 - $7,500) by an officer and director. During this same period, consulting fees of $4,500 (2004 - $4,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, May 31, 2004	3,999,901	$ 7,385,760
Shares Issued:		
On exercise of warrants	875,000	96,250
Balance, May 31, 2005	4,874,901	$ 7,482,010

During fiscal 2004, the Company issued 1,125,000 units by way of a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.11 for one year.

(c) Share purchase warrants:

The continuity of share purchase warrants is as follows:

Expiry date	Exercise price	Balance August 31, 2004	Issued	Exercised	Expired	Balance August 31, 2005
November 18, 2004	$0.11	875,000	-	(875,000)	-	-
		875,000	-	(875,000)	-	-
Weighted average exercise price		$ 0.11	-	$0.11 -	-	

There were no share purchase warrants outstanding at August 31, 2005.

(d) Stock options:

There were no stock options outstanding or exercisable at August 31, 2005.

7. Commitments and contingencies:

In addition to the commitments and contingencies in note 4:

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED AUGUST 31, 2005

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the three month period ending August 31, 2005. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at October 21, 2005.

Overview

Consolidated Global Cable Systems, Inc. (the "Company") is currently designated as inactive by the TSX Venture Exchange (the "TSX-V") and trades on the NEX board of the TSX-V under the symbol "GCS.H".

During the period under review, the Company has reviewed a number of potential investment opportunities on an international basis, primarily in the resource exploration sector, with a view to securing a project of merit. A number of properties were considered during the period, but the Company was unable to finalize any agreements.

In June 2004, the Company was notified by legal counsel in California that an appeal has been filed with the U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to the legal proceeding against the Company that had previously been initiated by the Boston Telecommunications Group, Inc. (the "Boston Group") in December 2002 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003 and management of the Company is of the opinion that this appeal is without merit.

At the Annual General Meeting of the Company held on August 29, 2005 the shareholders re-elected George A. Mainas, Stuart Rogers, C. Hugh Maddin and Thomas Wharton as Directors of the Company. Following the meeting, the Directors re-appointed George Mainas as President and Patricia Rogers as Secretary.

Also at the Meeting, the shareholders approved a resolution authorizing a consolidation of the Company's share capital on a one new for four old (1:4) basis in conjunction with a change of name to "Global Venture Corp." or such other name as will be acceptable to the regulatory authorities.

The Directors may, in their absolute discretion, elect to vary the consolidation ratio or alter the name or they may elect not to implement the consolidation or name change at all, as circumstances warrant. There is no plan to implement this share consolidation at the present time.

Results of Operations

Consulting fees of $4,500 incurred during the three month period ending August 31, 2005 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a Director of the Company for provision of ongoing administrative services.

The Company did not incur any professional fees during the three month period ending August 31, 2005.

This compares to legal and accounting fees of $1,296 incurred during the same period a year prior with respect to the successful defence of an action brought by the Boston Group in December of 2002. This action was dismissed by the Federal Court for the District of San Francisco in June 2003 but was appealed by the Boston Group in June 2004. As a result, the Company anticipates that legal fees will again be incurred by the Company with respect to this matter in the future.

Management fees of $7,500 incurred during the three month period ending August 31, 2005 were unchanged from the same period a year prior. During the three month period ending August 31, 2005, office expenses were reduced slightly to $7,555 from the $8,735 incurred during the same period a year prior.

Transfer agent fees of $1,755 incurred during the three month period ending August 31, 2005 were increased from the $859 incurred during the same period a year prior. The additional fees incurred during the current period were due to additional transfer agent fees related to the Company's Annual General Meeting held on August 29, 2005.

Filing fees of $3,795 were incurred during the three month period ending August 31, 2005 for the quarterly sustaining fees charged NEX board listed companies by the TSX-V; this amount was relatively unchanged from the $3,695 incurred during the same period a year prior.

As a result of the above, the Company incurred a loss for the three month period ending August 31, 2005 of $25,693 as compared to a loss of $27,086 incurred during the three month period ending August 31, 2004.

Summary of Quarterly Results

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	25,693	$22,369	$39,326	$28,649	$27,086	$23,897	$41,410	$24,707
Per share	$0.005	$0.005	$0.008	$0.006	$0.007	$0.006	$ 0.011	$0.010

Quarterly losses during the last half of the year ended February 29, 2004 were relatively consistent with the exception of the fourth quarter of fiscal 2004 when additional legal fees were incurred in relation to the Boston Group lawsuit.

The losses for the second and third quarters of fiscal 2005 (the three month periods ended August 31, 2004 and November 30, 2004) of $27,086 and $28,649 respectively were consistent with the loss of $23,897 incurred during the first quarter of fiscal 2005. The loss during the fourth quarter of fiscal 2005 increased to $39,326 due to audit fees accrued during the period relating to the audit of the annual financial statements for fiscal 2005 and 2004, as well as legal fees billed during the period for the Company's Annual General Meeting held in August, 2003 but not previously invoiced.

The losses incurred during the first and second quarters of fiscal 2006 (the three month periods ending May 31 and August 31, 2005) of $22,369 and $25,693 were consistent with losses incurred during the first three quarterly fiscal periods of fiscal 2005.

Liquidity and Capital Resources

At August 31, 2005, the Company had a working capital deficiency of $290,910 and cash on hand of $5,836. This compares to a working capital deficiency of $242,848 and cash of $19,585 at the prior year-end of February 28, 2005.

Cash decreased by $9,702 during the three month period ended August 31, 2005. This decrease in cash during the period was the result of negative cash flow from operations of $32,755, offset by advances from related parties of $23,503.

The Company will be required to raise additional funds to fund its ongoing operating expenses. Until such time as the appeal by the Boston Group is dismissed, the Company expects that it will be unable to raise additional equity capital and will remain dependent on advances from related parties in order to maintain its operating activities.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company in the future depends on the Company's ability to resolve the Boston Group claim and subsequently obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Related Party Transactions

During the three month period ended August 31, 2005, the Company accrued management fees totalling $7,500 to the President of the Company. In addition, the Company accrued consulting fees of $4,500 to a private company controlled by the Chief Financial Officer of the Company for the provision of administrative services.

Changes in Accounting Policies

During fiscal 2005, the Company retroactively changed its accounting policy for stock-based compensation to record stock options granted to employees and non-employees using the fair value method, with a corresponding increase in contributed surplus.

The Company previously accounted for options granted to non-employees on or after March 1, 2002 using the fair value method and options granted to employees on or after March 1, 2002 using the settlement method. However, as no options have been granted on or after March 1, 2002, this change had no impact on the consolidated financial statements.

Investor Relations

No investor relations activities were undertaken during the period.

Equity Securities Issued and Outstanding

The Company had 4,874,901 common shares issued and outstanding as of October 21, 2005. No options or warrants were outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: foreign operations and foreign government regulations, competition, uninsured risks, capitalization requirements, commercial viability, and the requirement for obtaining permits and licenses for the Company's operations in the jurisdictions in which it operates.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, George Mainas, President of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Consolidated Global Cable Systems, Inc. (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 21, 2005

"GEORGE MAINAS"

President

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Rogers, Chief Financial Officer of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Consolidated Global Cable Systems, Inc. (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 21, 2005

"STUART ROGERS"

Chief Financial Officer